N E W S R E L E A S E

September 16, 2015

Nevsun Further Expands Harena Mineralization

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from the on-going 2015 Regional Exploration program at Bisha.

HIGHLIGHTS

  New drilling expands Harena by 250 m to the south and 100 m at depth
  New massive sulphide intersections at Harena include:
    HX-058: 1.31% Cu, 2.84% Zn, 0.35 g/t Au, 27 g/t Ag over 70.2m including 3.58% Cu, 1.95% Zn, 0.69 g/t Au, 49 g/t Ag over 11.7m
    HX-054B: 1.13% Cu, 2.48% Zn, 0.33 g/t Au, 24 g/t Ag over 67.0 m including 2.66% Cu, 1.60% Zn, 0.69 g/t Au, 54 g/t Ag over 10.7 m
    HX-052: 1.01% Cu, 4.33% Zn,  0.96 g/t Au, 32 g/t Ag over  57.3 m including 3.44% Cu, 0.21% Zn, 7.49 g/t Au, 184 g/t Ag over 5.4 m
    HX-053: 0.83% Cu, 4.08% Zn, 0.77 g/t Au, 30 g/t Ag over 28.8 m
    Including 0.37% Cu, 9.56% Zn, 0.16 g/t Au, 13 g/t Ag over 11.0 m and 2.11% Cu, 1.23% Zn, 0.79 g/t Au, 41 g/t Ag over 8.4 m
  Harena still open with geophysical modeling suggesting further expansion potential possible
  At Bisha, drilling at the southern end of the deposit demonstrates massive sulphides continue below the known deposit

Nevsun CEO Cliff Davis commented, “Our exploration programs at Bisha continue to produce excellent results.  Drilling at Harena in particular, has been very encouraging.  A mine plan optimization study for the Bisha operation is currently underway and the results from this new drilling will be included in this evaluation.  We also look forward to returning later in the year to Aderat and Asheli on the Mogoraib Exploration License to further evaluate these recent discoveries.”

Harena

Drilling at Harena, located 10 kilometres south of the Bisha processing plant, continues to expand the deposit along strike and at depth.

Holes HX-052, HX-054B and HX-058 further evaluated the Lower Zone high conductance borehole geophysical plate model associated with previously reported hole HX-050 (1.66% Cu, 6.62% Zn, 0.41 g/t Au, 28 g/t Ag over 67.2 metres).  These holes demonstrate that the Lower Zone massive sulphide body remains thick down dip and down plunge and retains its classic high copper footwall zonation.  It is still open to depth.

Holes HX-048, HX-049, HX-053 and HX-059 targeted the Upper Zone moderate conductance borehole geophysical plate model and continued to expand this zone down plunge to the south with the zone appearing to thicken.  Hole HX-059 intersected a 33.0 metre wide zone grading 0.57% Cu, 4.30% Zn, 0.88 g/t Au, 61 g/t Ag.  The zone remains open to the south and at depth with the geophysical modeling suggesting that mineralization likely continues for a significant distance in that direction.

Hole HX-057 was drilled into a gap between the geophysical plate models for the Upper Zone and Lower Zone.  This hole intersected 14.4 metres of massive sulphide grading 0.33% Cu, 7.32% Zn, 0.20 g/t Au, 9 g/t Ag.  The mineralization appears to be at a deeper level in the felsic volcanic host rock and is possibly a new separate zone.  Borehole geophysical modeling suggests the mineralization intersected in HX-057 is located near the center of a relatively large conductive zone.

Bisha

Part of the 2015 Regional Exploration program is exploration around the perimeter of the Bisha Main deposit both at depth and along strike.

Geophysical modeling of historic borehole responses from the Bisha deposit indicate that the southern half of the Bisha deposit likely continues down plunge below the known deposit for at least 200 metres.  Four holes were drilled to test this concept, with the drilling being limited by mining activities in the pit.  Three of the four holes intersected massive sulphides ranging from 10 metres to 25 metres in thickness.  The massive sulphides are zoned with an upper base metal rich horizon and a lower low grade section.  The best result was obtained in BX-010: 1.01% Cu, 3.21% Zn 0.61 g/t Au, 29 g/t Ag over 8.5 metres approximately 200 metres below the known deposit.  The limited drilling has confirmed that Bisha continues to depth over an approximately 400 metre wide zone.  Further drilling is required to determine the full extent and nature of this mineralization.

Quality Assurance

A Quality Assurance/Quality Control program was part of the assaying program at Bisha.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Bisha and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Table of Harena and Bisha Intersections

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Harena Main – Lower Zone
HX-052	596.40	653.70	57.30	1.01	4.33	0.96	31.5
HX-054B	691.70	758.70	67.00	1.13	2.48	0.33	23.5
includes	714.00	727.50	13.50	1.98	0.60	0.51	38.2
and	748.00	758.70	10.70	2.66	1.60	0.69	54.4
HX-055	630.80	645.50	14.70	0.33	1.65	0.11	3.9
HX-058	640.00	710.20	70.20	1.31	2.84	0.35	26.8
includes	640.00	651.00	11.00	1.76	1.17	0.56	46.7
and	698.50	710.20	11.70	3.58	1.95	0.69	49.1
Harena Main – Upper Zone
HX-048	369.10	390.00	20.90	0.97	1.87	0.85	38.4
includes	372.30	378.00	5.70	0.65	6.17	1.81	63.9
and	380.70	384.90	4.20	2.55	0.27	0.64	57.8
HX-049	424.00	434.00	10.00	0.40	5.27	1.04	23.7
HX-053	510.00	538.80	28.80	0.83	4.08	0.77	30.4
includes	510.00	521.00	11.00	0.37	9.56	0.16	12.9
and	524.90	533.30	8.40	2.11	1.23	0.79	40.5
HX-057	644.00	658.40	14.40	0.33	7.32	0.20	8.9
includes	644.70	653.50	8.80	0.12	9.66	0.11	3.2
HX-059	529.30	562.30	33.00	0.57	4.30	0.88	60.8
Harena Main – Gold Zone
HX-052	648.30	653.70	5.40	3.44	0.21	7.49	183.6
HX-053	534.30	538.80	4.50	0.54	0.21	3.24	96.3

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Bisha Main
BX-010	485.50	511.00	25.50	0.60	1.62	0.43	14.9
Includes	485.50	494.00	8.50	1.01	3.21	0.61	28.8
and	501.50	507.50	6.00	0.63	2.04	0.44	11.8
BX-011	No Significant Values
BX-012	437.00	441.30	4.30	2.35	3.90	0.91	68.9
and	441.30	458.00	16.70	0.03	0.11	0.10	2.5
BX-013	621.00	630.80	9.80	0.70	4.34	0.44	29.3

Note: Holes HX-056 and HX-056A did not reach target depth due to technical difficulties

Figure 1. Harena Drillhole Location Map

Figure 2. Harena Long Section

Figure 3. Harena Section 6250

Figure 4. Harena Section 6350

Figure 5. Harena Section 6450

Figure 6. Bisha Long Section

Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Dip	Azimuth
Harena Drill Collar Locations
HX-048	334301	1707587	603	551	-70	125
HX-049	334179	1707550	603	536	-63	125
HX-050	334236	1707634	602	692	-72	125
HX-051	334248	1707691	602	663	-70	125
HX-052	334189	1707789	601	752	-66	125
HX-053	334121	1707590	603	629	-66	123
HX-054	334040	1707648	600	151	-68	123
HX-054A	334040	1707648	600	341	-74	123
HX-054B	334039	1707649	602	848	-70	123
HX-055	334242	1707871	600	740	-68	122
HX-056	334140	1707703	602	465	-73	122
HX-056A	334140	1707702	600	171	-73	122
HX-057	334028	1707538	603	708	-68	122
HX-058	334140	1707702	600	804	-69	122
HX-059	334029	1707537	600	651	-63	122
Bisha Drill Collar Locations
BX-010	339075	1715200	565	636	-55	090
BX-011	339017	1715549	550	686	-58	086
BX-012	339077	1715200	565	602	-45	086
BX-013	338960	1715350	564	896	-57	085

Note: Collar coordinates are in UTM WGS84 Zone37N

Note: Holes HX-056 and HX-056A did not reach target depth due to technical difficulties